EXHIBIT 99.1

LFTD Partners Inc. Reports Q3 2025 Basic EPS of $0.04

JACKSONVILLE, FL / November 17, 2025 / LFTD Partners Inc. ("LFTD Partners" or the "Company") (OTCQB: LIFD), the corporate parent of leading hemp, wellness and energy products maker Lifted Made (“Lifted”), today reported its financial results for the third quarter ended September 30, 2025. Financial results are reported in accordance with U.S. generally accepted accounting principles and all currency is in U.S. dollars.

Income Statement – Q3 2025 Compared to Q3 2024:

•	Revenue increased 4% to $9,056,742, up from $8,691,675
•	Operating income was $1,312,791, up from an operating loss of $140,703
•	Net income was $634,257, up from a net loss of $194,399
•	Basic net income per share was $0.04 per share, up from a loss of $0.01 per share
•	Diluted net income per share was $0.04 per share, up from a loss of $0.01 per share
•	Basic weighted average number of common shares outstanding for the three months ended September 30, 2025 was 14,822,678
•	Diluted weighted average number of common shares outstanding for the three months ended September 30, 2025 was 14,964,678

Balance Sheet – September 30, 2025 Compared to December 31, 2024:

•	Cash on hand, which includes $1,000,000 of restricted cash, decreased 7% to $2,920,664, down from $3,146,947
•	Inventory increased 8% to $10,077,375, up from $9,316,291
•	Current assets decreased 14% to $14,591,256, down from $16,928,005
•	Current ratio increased to 3.02 from 2.78
•	Working capital decreased 10% to $9,764,165, down from $10,843,994
•	Notes payable to Surety Bank decreased 30% to $2,336,259, down from $3,348,790

Federal Legislation

On November 12, 2025, President Trump signed into law H.R. 5371, the “Continuing Appropriations, Agriculture, Legislative Branch, Military Construction and Veterans Affairs, and Extensions Act, 2026” (the “Act”), which makes continuing appropriations and extensions for fiscal year 2026, and which also bans intoxicating hemp-derived consumable products nationally on November 12, 2026. It is unknown to the Company whether or not the sections of the Act that impact the hemp industry will ultimately go into effect on November 12, 2026, or if those sections will be replaced, impacted or amended by subsequent acts of Congress. However, the Act in all likelihood will have a devastating impact on the Company and the price of its common stock. The material adverse effects of the Act cannot be overstated; these material adverse effects include, but are not limited to, the following:

1)

The elimination of half or more of Lifted’s sales. Sales of hemp-derived products made up approximately 47% of Lifted’s sales during the three months ended September 30, 2025; thus, the Act could eliminate approximately half or more of the Company’s revenue;

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2)

Goodwill impairment charges. As a result of LFTD Partners' acquisition of Lifted, LFTD Partners recognized goodwill of $22,292,767 ("Lifted Goodwill"). As a result of Lifted’s purchase of assets of hemp-derived products maker Oculus CRS, LLC, and merger with Oculus CHS Management Corp., LFTD Partners recognized goodwill of $800,027 ("Oculus Goodwill"). Total goodwill reported at September 30, 2025 is $23,092,794. The Act will necessitate the calculation and recording of an impairment charge over the Lifted Goodwill and Oculus Goodwill. The impairment charge could be half or more of the Lifted Goodwill and Oculus Goodwill;

3)

An investment impairment charge. The Act will necessitate the calculation and recording of an impairment of LFTD Partners’ investment in hemp-derived beverage and products maker Ablis. LFTD Partners’ investment in Ablis was reported as $399,200 as of September 30, 2025. The impairment charge could be half or more of LFTD Partners’ investment in Ablis; and

4)

Significant inventory write offs. The Act will most likely negatively impact the pricing of hemp-derived products, the availability and price of raw goods and production forecasting, which will lead to increased write-offs each quarter end. Moreover, any hemp-derived products in inventory on November 12, 2026 will have to be written off.

About LFTD Partners Inc.

Publicly traded LFTD Partners Inc., Jacksonville, FL (OTCQB: LIFD) is the parent corporation of  leading hemp,  wellness and energy products maker Lifted Made, Kenosha, WI, which manufactures and sells hemp-derived and other psychoactive products under its award-winning Urb brand and other brands, hemp-free health and wellness gummies under its Mielos brand, and hemp-free energy gummies under its Rebel brand. LFTD Partners Inc. also owns 4.99% of hemp-derived beverage and products maker Ablis (www.Ablis.shop), and of craft distiller Bendistillery Inc. d/b/a Crater Lake Spirits (www.CraterLakeSpirits.com), located in Bend, OR. Please read LIFD's filings with the U.S. Securities and Exchange Commission which fully describe our business and the Risk Factors associated therewith. Stay updated with our company news and product launches by subscribing to our newsletters at www.LFTDPartners.com and at www.Urb.shop.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this document are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes the operations, financing, growth, performance, products, plans and expectations of LFTD Partners Inc. and Lifted Liquids, Inc. d/b/a Lifted Made and d/b/a Urb Finest Flowers. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to these companies' actual operations, financing, growth, performance, products, plans or results of these companies differing materially from those expressed or implied by the forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performance or achievements could differ materially from those anticipated in such forward-looking statements as a result of certain other factors, including the risk factors set forth in LFTD Partners Inc.'s filings with the Securities and Exchange Commission. None of the statements contained herein have been approved by the Food and Drug Administration, and none of the products manufactured or sold by Lifted Made are intended to diagnose, treat, cure or prevent any disease. This press release does not constitute an offer to sell common stock or any other securities of LFTD Partners Inc.

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Contact Information

Gerard M. Jacobs

Chairman and CEO of LFTD Partners Inc.

(847) 915-2446

GerardMJacobs@LFTDPartners.com

Nicholas S. Warrender

Vice Chairman and COO of LFTD Partners Inc.

(224) 577-8148

CEO@urb.shop

William C. "Jake" Jacobs

President and CFO of LFTD Partners Inc.

(847) 400-7660

JakeJacobs@LFTDPartners.com

SOURCE: LFTD Partners Inc.

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